4136 Del Rey Ave., Marina Del Rey, Ca, 90292 Tel: 310 448-8022 Fax: 310 305-3076 www.5Gwireless.com

VIA EDGAR

July 13, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	5G Wireless Communications, Inc.
Registration Statement on Form SB-2
Filed August 8, 2006
File No. 333-136376

Dear Sir/Madame:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, 5G Wireless Communications, Inc., a Nevada corporation (“Company”), hereby requests withdrawal of the Form SB-2 registration statement (File No. 333-136376) filed on August 8, 2006.

This request is being made because the Company has elected not to pursue the registration of the securities included in the Registration Statement at this time. No securities were offered or sold pursuant to the Registration Statement. Please apply the Company’s filing fee to its EDGAR account.

Please contact the undersigned with any questions or comments regarding this request.

Sincerely,

/s/ Jerry Dix
Jerry Dix,
Chief Executive Officer

cc: Brian F. Faulkner, Esq.